SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2010

List of Exhibits:

1.	News Release entitled, “CNH Board Announces Proposals to 2010 Annual General Meeting of Shareholders”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ MICHAEL P. GOING
Michael P. Going
Senior Vice President, General Counsel and Secretary

February 16, 2010

FOR IMMEDIATE RELEASE
For more information contact:
Ralph Traviati	News and Information	(630) 887-2159
Gerry Spahn	Investor Relations	(630) 887-2385

CNH Board Announces Proposals to 2010 Annual General Meeting of Shareholders

BURR RIDGE, Illinois—(February 15, 2010)—The Board of Directors of CNH Global N.V. (NYSE:CNH) met today to agree on recommendations for the Company’s 2010 Annual General Meeting of shareholders. The Board has set the meeting date as March 12, 2010.

As global financial markets struggled in 2009, CNH focused on reducing costs as well as generating cash. The Company delivered on its target to manage working capital, reducing it by $1.2 billion, improving the net debt position $953 million and ending the year with $530 million in net cash for equipment operations. However, in light of continuing uncertainty on the timing of a global economic recovery, the Board proposed the Company maintain its prudent approach to cash management in 2010.

At the meeting today, the Board finalized proposals to put to the Company’s shareholders. Among the proposals was a recommendation that the company not declare a dividend for fiscal year 2009.

The Board also approved the CNH 2009 Statutory Accounts that will be presented to shareholders at the upcoming Annual General Meeting.

The Board’s recommendations are subject to the approval of shareholders at the upcoming Annual General Meeting.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.